Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to acquire 70% interest in the high-quality Peak Gold project in Alaska

Project to leverage the Company’s Fort Knox mill and expected to add to production and cash flow profile in top-tier jurisdiction

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located at the end of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario – September 30, 2020 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross” or the “Company”) is pleased to announce that it has entered into agreements to acquire a 70% interest in the high-quality Peak Gold project in Alaska from Royal Gold, Inc. (“Royal Gold”) and Contango ORE, Inc. (OTCQB: CTGO) (“Contango”) for total cash consideration of $93.7 million. Kinross will have broad authority to construct and operate the Peak Gold project, with Contango retaining a 30% non-operating minority interest.

The Peak Gold project is a relatively high-grade deposit with a large estimated resource base that is expected to commence production in 2024 as a low-cost, open-pit mine. The project, which is located approximately 400 kilometres (250 miles) southeast of the Company’s Fort Knox mine, is a low-risk “tuck-in” to supplement Kinross’ existing Alaska operation. Kinross plans to process Peak Gold ore at Fort Knox and utilize the existing mill and infrastructure to benefit both the project and the mine.

Highlights of the acquisition:

•	Adds another high-grade, low-cost development project to Kinross’ portfolio[1]
o	Expect to commence production at the open pit project in 2024, with total production of approximately 1 million Au eq. oz. over 4.5 years at average mining grades of approximately 6 g/t.
o	Preliminary all-in sustaining costs[2] estimated to be in the range of $750 per Au eq. oz. and initial project capital expenditures in the range of $110 million.
o	Expect to strengthen Kinross’ medium-term production and cash flow profile.
o	Numerous exploration targets within Peak Gold’s 675,000-acre (2,732 km2) land package to potentially increase mine life.

•	Low-risk project leverages Fort Knox mill, infrastructure and successful operating experience in Alaska
o	Processing ore at Fort Knox avoids mill construction and is expected to decrease execution risk, lower capital expenditures, drive attractive returns, and reduce the project’s environmental footprint and permitting requirements.
o	Blending higher grade ore from the Peak Gold project with Fort Knox ore is expected to extend mill operation at Fort Knox, reduce overall costs and increase cash flow.
o	Leverages Fort Knox’s successful 27-year history in Alaska, one of the world’s top mining jurisdictions.

•	Project to benefit local communities, in particular the Upper Tanana Athabascan Village of Tetlin (“Village of Tetlin”)
o	Project expected to contribute to the state economy and provide additional employment opportunities and benefits.

“The relatively high-grade, low-cost Peak Gold project is an excellent addition to our portfolio, as it allows us to leverage our existing mill and infrastructure at Fort Knox and strengthens our medium-term production and cash flow profile. In today’s gold price environment, Peak Gold is an attractive, high-margin project that is expected to generate robust returns,” said J. Paul Rollinson, Kinross Gold President and CEO. “The project is also expected to add to our strong record of socio-economic contributions to our host communities in Alaska, one of the top mining jurisdictions in the world.”

1 Kinross’ preliminary estimates for production, grade, all-in sustaining costs and capital expenditures are calculated on a 100% basis and assumes a $1,200/oz. gold price. The estimates and scope of the project may change following the feasibility study.

2 Preliminary all-in sustaining cost estimates exclude corporate overhead costs. The metric is a non-GAAP measure and is not defined under International Financial Reporting Standards. Refer to the “Reconciliation of non-GAAP financial measures” section in the Company’s Q2 2020 MD&A.

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Summary of the transactions

Kinross has entered into agreements to acquire 70% of the Peak Gold project, which is 40% owned by Royal Alaska, LLC (“Royal Alaska”), a subsidiary of Royal Gold, and 60% owned by CORE Alaska, LLC (“CORE Alaska”), a subsidiary of Contango, for total cash consideration of $93.7 million.

Kinross has agreed to purchase 40% of Peak Gold by acquiring Royal Alaska from Royal Gold for total cash consideration of $49.2 million. The Company has also agreed to purchase 30% of Peak Gold from CORE Alaska for total consideration of $44.5 million, which includes $32.4 million in cash and shares of Contango purchased from Royal Gold. The cash received by Contango includes a $1.2 million prepayment reimbursement for a new royalty on Peak Gold silver revenues. All conditions precedent to closing have been satisfied and the transactions are expected to close on or before October 1, 2020.

Peak Gold project overview

Located near Tok, Alaska, the Peak Gold project is accessible by road and is near the Alaska Highway (see Appendix A for map). The project is situated within the 675,000-acre (2,732 km2) mineral lease with the Village of Tetlin and is a high-grade skarn deposit that extends to surface.

Based on Peak Gold’s 2018 preliminary economic assessment, the project has estimated measured and indicated mineral resources of approximately 1.2 million Au oz. with a grade of 4.1 g/t, and an estimated inferred resource of 116,000 Au oz. with a grade of 2.7 g/t (see Appendix B).

The Company has completed an internal analysis of the project, including building a preliminary block model and mine plan. Kinross’ preliminary mine plan includes crushing ore at the open pit project and trucking the material to Fort Knox’s mill for processing. By utilizing Fort Knox’s existing infrastructure, the mine plan does not require the construction of a mill or tailings facilities at the project site. Kinross expects to receive a management fee and toll mill Contango’s 30% of ore mined3.

The Company expects to blend the project’s higher grade ore with Fort Knox’s lower grade ore to reduce Fort Knox’s average life of mine all-in sustaining costs2 by approximately $70 per Au eq. oz. and extend the mill’s operating life. Extending mill operation is expected to increase recoveries at Fort Knox, as displaced ore that was projected to be placed on the heap leach pads will instead be processed at the mill.

Kinross’ preliminary estimates1 for the Peak Gold project (on a 100% basis), using a $1,200 ounce gold price, include:

•	A mine life of 4.5 years, commencing in 2024;
•	Total life of mine production of 1 million recovered Au eq. oz. at average mining grades of approximately 6 g/t;
•	All-in sustaining costs[2] in the range of $750 per Au eq. oz., and;
•	Initial project capital expenditures of $110 million.

The Company plans to commence an infill, geotechnical and metallurgical drilling program to further develop the existing resource base. Kinross is also planning to focus on targets across the larger land package identified by previous sampling, mapping and geophysics. Initial permitting activities are expected to commence in parallel with the drilling program. Kinross expects to complete permitting and a feasibility study by the end of 2022. Project construction is expected to take approximately one year, with production planned to commence in 2024.

Kinross has completed substantial due diligence at the project, conducting site visits in 2019. The Company has also held productive meetings with leaders of the Village of Tetlin, who have indicated their support for the project development plan. Kinross also plans to rename the project in consultation with the Village of Tetlin and looks forward to a productive and mutually beneficial partnership with the community.

“We look forward to the safe and responsible development of the project and the positive benefits it is expected to generate for our community,” said Village of Tetlin Chief Michael Sam. “We also look forward to further building a relationship with Kinross, a company with a strong track record in Alaska, and are pleased to see further investment plans for the project.”

3 Toll milling to cover fixed and variable costs plus a profit markup.

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Strong record of responsible mining and value generation in Alaska

Kinross’ Fort Knox mine, located near Fairbanks, Alaska, has an excellent health and safety record and a long, successful history of responsible mining and environmental stewardship. In 2019, the National Mining Association recognized Fort Knox’s safety performance with the Sentinels of Safety Award, the most prestigious safety award in the United States.

Fort Knox has strong relationships with local government and host communities and generates significant value for the state economy. The mine contributed approximately $300 million to Alaska’s economy in 2019 through procurement, taxes, wages, community programs and donations, providing meaningful livelihoods for employees, opportunities for local suppliers, and support to approximately 90 Alaska non-profits. Fort Knox operations supported 1,150 jobs in the Fairbanks North Star Borough in 2019, including 650 direct jobs with the mine, and conducted business with 350 Alaskan vendors.

Fort Knox’s commitment to environmental stewardship is exemplified by its 27-year partnership with the Alaska Department of Fish and Game in managing a major environment restoration project in the Fish Creek valley. The project successfully restored 1.5 miles (2.4 kilometres) of the creek and neighbouring wetlands, safeguarding a 175-acre (71-hectare) freshwater reservoir that enhanced the fish habitat. Fort Knox also completed reclamation of its nearby True North deposit in 2015 and recently returned the land back to Alaska for future public use.

Advisors

Paradigm Capital is acting as financial advisor to Kinross, with Davis Graham & Stubbs LLP and Osler, Hoskin & Harcourt LLP acting as legal advisors on the transaction.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

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Appendix A: Map of Peak Gold project

Appendix B: Peak Gold Mineral Resource Estimates*

	Tonnes (000)	Au Grade (g/t)	Au Contained (koz)	Ag Grade (g/t)	Ag Contained (koz)
Measured	473	6.4	97	17	254
Indicated	8,728	4.0	1,111	14	3,945
Measured + Indicated	9,201	4.1	1,208	14	4,199
Inferred	1,344	2.7	116	16	694

*Estimates are on a 100% basis and based on Peak Gold’s 2018 preliminary economic assessment (“PEA”). Peak Gold’s mineral resource estimates assumed a $1,400 per ounce gold price and $20.00 per ounce silver price. The PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

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Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. The words “estimate”, “expects”, “forward”, “plan”, “potential”, “opportunity”, “upside” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, those under the heading "Strategic rationale for acquisition" and “Peak Gold project overview”. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the acquisition in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (ii) the accuracy and reliability of the pre-acquisition mineral resource estimates of the project and Kinross’ analysis thereof being consistent with expectations (including but not limited to tonnage and grade estimates) and the potential benefits to Kinross from the project and any upside from the project; (iii) the completion, timing and results, of the planned exploration program and corresponding feasibility studies being consistent with expectations; (iv) production and the results of future operations being consistent with Kinross’ economic model, preliminary project estimates, execution risk analysis, and preliminary mine plan; (v) projected production, anticipated mine life, all-in sustaining costs and capital expenditure estimates for the project; (vi) the successful development of the Peak Gold project on the timelines anticipated, or at all; (vii), share price volatility; and (viii) fluctuations in the spot and forward price of gold, silver, or certain other commodities (such as, diesel fuel, natural gas, and electricity). In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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